IMOBOLIS, INC.
8950 West Olympic Blvd.  Suite 350,
 Beverly Hills, CA 90211

April 1, 2011

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention:  Barbara C. Jacobs and Ryan Houseal.

RE:  IMOBOLIS, INC.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 25, 2011
File Number:  333-167581
SUPPLEMENTAL RESPONSE LETTER

To Whom It May Concern:

In response to your letter dated March 18, 2011, Imobolis, Inc., wishes to address the following comments.

General

1. We refer to your revisions made in response to prior comment 1. Please tell us the status of the agreements for banner ads between you and your five advertisers; In this regard, we note from the disclosure in your exhibit index that each of the agreements with these advertisers has expired as of the date of this letter.  Please tell us whether any of these agreements were renewed, whether you have entered into new agreements with any of these customers and whether your relationship with any of these advertisers has been discontinued. To the extent that you no longer have effective agreements with any of these advertisers, please revise your disclosure, including in your MD&A.

We have noted this comment and have revised the disclosure on page 14 as follows:

The Company started selling advertising space on its website in November of 2010.   The Company will target product and service advertisers.  To date Imobolis has had six advertisers run banner ads on the Company web site. Presently these banner ads have all expired and have not renewed. Imobolis’s  relationship with these advertisers still continues. The Company has not entered into any new contracts with any advertisers at this time. Imobolis intends to continue to sell banner ads on its web site. The Company expects to generate sufficient revenues in the next eight months from the sale of advertisements to fund the current business plan. Since November of 2010 to the present Imobolis has sold a total of $250,000 of banner ads.

2.  We refer to the revisions made in response to prior comment 6. Please provide us with a detailed discussion of the support for your belief that your inability to offer the "large scale additional products" will not have a material adverse effect on your operations. In this regard, we note that while you anticipate needing just $175,000 to fund your operations over the next 12 months, you anticipate needing $1.5 million to offer these additional products in 2012.

We have noted this comment and have revised the disclosure on page 23 by deleting the information on additional products.

Management Biographies, page 23
3.  It has come to our attention that Mr. Spitari is an executive officer of Frogroads, Inc. and Nevada International Investments, Inc. It appears, however, that your discussion of Mr. Spitari's business experience does not discuss Mr. Spitari's relationship with these entities or provide a description of the types of business carried on by these entities. See Item 401(e) of Regulation S-K. Please advise.

We have noted this comment and have revised the disclosure in part only by including the following on page 23:

From July 20, 2010 to July 31, 2010, Mr. Spitari was the incorporator, Present and Chief Executive Officer of FrogAds, Inc. The company was founded to develop a software platform to run internet bulletin board companies.  Mr. Spitari resigned from this company in order to develop the business model for Imobolis.

This is not included in the disclosure and is advisory only:

However,  Mr. Spitari’s 11 day involvement with FrogAds, Inc. does not meet  the criteria as a material business experience  for disclosure under Regulation S-KItem 401(e)(1) Business Experience—1. Background, as it does not constitute a principal occupation or employment.  This company was not Mr. Spitari’s principal occupation and he was never employed by this company.  This company was not and is not a parent, subsidiary or other affiliate of the registrant, Imobolis Inc.   This company did not engage in any business activities nor was it operational in anyway over the mere 11 day period of time that Mr. Spitari had his minimal involvement with same. Thus this does not constitute material business experience or background that requires disclosure under Item 401(e) of Regulation S-K. The following is an explanation for events which substantiates our position:

FrogAds, Inc. a California corporation.

In July 2010, Mr. Spitari was approached by Kim Ly who represented that she had a working software platform that was compatible for Imobolis, and its model.

Based upon the foregoing, in July, 2010 Mr. Spitari Incorporated FrogAds, Inc, a California Corporation, in which he was the sole shareholder. This company was established for the sole purpose of developing a working software platform for the listing of products and services pursuant to the Imobolis model. Within one week, Mr. Spitari concluded that the software program was not compatible, at that time, with Imobolis, at which time, on July 31, he resigned, and turned over all control of the Frogads Corporation to Kim Ly. Attached hereto  [SEE ATTACHED] is a copy of Mr. Spitari’s Letter of Resignation dated July 31, 2010 to Chey Le, Chairman of the Board of Directors for FrogAds, Inc., wherein he states:

“Effective immediately, I tender my resignation as an Officer. Shareholder, and Director of FrogAds, Inc.  Please file the appropriate forms with all required regulatory agencies.”

Thus, Mr, Spitari’s involvement as an Officer, Shareholder and Director of FrogAds, Inc. from July 20, 2010 to July 31, 2010 was a mere 11 days and thus did not constitute a principal occupation or employment for meeting the criteria as material business experience for disclosure under Regulation S-K Item 401(e)(1). Despite same we did revise the disclosure in part by including the following on page 23 as noted above:

“From July 20, 2010 to July 31, 2010, Mr. Spitari was the incorporator, President and Chief Executive Officer of FrogAds, Inc.  The company was founded to develop a software program to run internet bulletin board companies.  Mr. Spitari resigned from this company in order to develop the business model for Imobolis.”

It was thus left to Ms. Le, Chairman of the Board of Directors for FrogAds, Inc. to file the appropriate forms with all required regulatory agencies.  In the last Comment Letter from the SEC it was brought to our attention that Mr. Spitari’s name still showed up with the California Secretary of State Business Search as being listed under FrogsAds, Inc. – as the Agent for Service of Process.  We then approached and informed  Ms. Ly of this..On March 25, 2011  she prepared and submitted for filing  by mail a Statement of Information  with the Secretary of State of the State of California.  She has advised us that she was told that it would take 3 to 4 weeks for this document to be processed by the State of California Secretary of State who will then send her a conformed/filed copy of same.  In said document, a copy of which  is attached hereto [SEE ATTACHED], Ms. Ly  notifies the State of California, that as to FrogAds, Inc. that she is holds all of the Officer positions:  Chief Executive Officer, Secretary, and Chief Financial Officer; that she is the sole Director; that she is the Agent for Service of Process, and that  the address for the company, her in all of her capacities as Offiers and Director and as the Agent for Service of Process for FrogAds, Inc. is 1356 ½ Gundry Ave., Long Beach, CA 90813.

In November, 2010, Ms. Ly approached Mr. Spitari with a revised software program for the Imobolis operation.

Upon further review of the revised platform by technicians hired by Mr. Spitari, it was concluded that the revised platform was more compatible with the Imobolis model, at which time Mr. Spitari purchased the entire software platform from Kim Ly for the nominal amount of $10,000.  This contract was attached as exhibit 10.1 of the amendment No. 3 S-1/A Registration statement filed on January 28, 2011.

Upon completion of the purchase of the assets, and software platform, Mr. Spitari began to Beta test the new program, in order to make it more compatible with the Imobolis operation. As of the date of this response, the testing in continuing, and the program is coming closer to being incorporated into the Imobolis operation. As each module of the software program is perfected, it is then incorporated into the Imobolis operation.

This is also not included in the disclosure as it does not meet the criteria for disclosure under Item 401(e) of Regulation S-K and is advisory only:

Nevada Transactions International, Inc.:

This company was incorrectly identified as Nevada International Investments, Inc. in the Comment Letter.

From February 2008 to February 2010.  Mr. Spitari incorporated Nevada Transactions International Inc. a California corporation.  The corporation was formed to develop the international buying and selling of automobiles worldwide.  The company never conducted any business.  This was simply a potential business idea of Mr. Spitari for which he formed this corporation in California that was filed on 02/28/2008.  He never went beyond the mere step of forming this corporation. It was never his principal occupation, in fact it was not his occupation at all. He was not employed by this company at all.  This company was merely a concept/ and idea that never came to fruition.  Since no business of any sort was conducted by this company, it was allowed to become dissolved in February of 2010. This company was not and is not a parent, subsidiary or other affiliate of the registrant, Imobolis, Inc.  Thus, this does not constitute material business experience or background that requires disclosure under Item 401(e) of Regulation S-K. .

Closing Comments

Based on the Company’s amendments to its S-1/A filing dated March 25, 2011, and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commission’s comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,
/s/ Julian Spitari
Julian Spitari
President and Chief Executive Officer

Letter of Resignation

July 31, 2010

To the Board of Directors
Che Ly, Chairman
FrogAds Inc.
1536 ½ Gundry Ave
Long Beach, Ca. 90813

Dear Ms. Ly,

Effective immediately, I hereby tender my resignation as an Officer, Shareholder, and Director of FrogAds, Inc .

Sincerely,

Julian Spitari

TOTAL P.001

S

State of California
Secretary of State

Statement of Information
(Domestic Stock and Agricultural Cooperative Corporations)

FEES (Filing and Disclosure): $25.00. If amendment, see instructions.
IMPORTANT – READ INSTRUCTIONS BEFORE COMPLETING THIS FORM

1. CORPORATE NAME
FrogAds, Inc.

This Space for Filing Use Only

Due Date:

Complete Addresses for the Following (Do not abbreviate the name of the city. Items 2 and 3 cannot be P.O. Boxes.)

	CITY	STATE	ZIP CODE
2. STREET ADDRESS OF PRINCIPAL EXECUTIVE OFFICE 1356 1/2 Gundry Ave	Long Beach	CA	90813
3. STREET ADDRESS OF PRINCIPAL BUSINESS IN CALIFORNIA, IF ANY SAME		CA	
4. MAILING ADDRESS OF THE CORPORATION, IF DIFFERENT THAN ITEM 2			

Names and Complete Addresses of the Following Officers (The corporation must list these three officers. A comparable title for the specific officer may be added; however, the preprinted titles on this form must not be altered.)

	ADDRESS	CITY	STATE	ZIP CODE
5. CHIEF EXECUTIVE OFFICER/ CHE LY	1356 1/2 Gundry Ave.	Long Beach	CA	90813
6. SECRETARY CHE LY	1356 1/2 Gundry Ave	Long Beach	CA	90813
7. CHIEF FINANCIAL OFFICER/ CHE LY	1356 1/2 Gundry Ave	Long Beach	CA	90813

Names and Complete Addresses of All Directors, Including Directors Who are Also Officers (The corporation must have at least one director. Attach additional pages, if necessary.)

NAME	ADDRESS	CITY	STATE	ZIP CODE
8. CHE LY	1356 1/2 Gundry Ave	Long Beach	CA	90813
9.				
10.				

11. NUMBER OF VACANCIES ON THE BOARD OF DIRECTORS, IF ANY: 2

Agent for Service of Process (If the agent is an individual, the agent must reside in California and Item 13 must be completed with a California street address (a P.O. Box is not acceptable). If the agent is another corporation, the agent must have on file with the California Secretary of State a certificate pursuant to California Corporations Code section 1505 and Item 13 must be left blank.)

12. NAME OF AGENT FOR SERVICE OF PROCESS
CHE LY

13. STREET ADDRESS OF AGENT FOR SERVICE OF PROCESS IN CALIFORNIA, **IF AN INDIVIDUAL**	CITY	STATE	ZIP CODE
1356 1/2 Gundry Ave	Long Beach	CA	90813

Type of Business

14. DESCRIBE THE TYPE OF BUSINESS OF THE CORPORATION
Online Advertising

15. BY SUBMITTING THIS STATEMENT OF INFORMATION TO THE CALIFORNIA SECRETARY OF STATE, THE CORPORATION CERTIFIES THE INFORMATION CONTAINED HEREIN, INCLUDING ANY ATTACHMENTS, IS TRUE AND CORRECT.

DATE	TYPE/PRINT NAME OF PERSON COMPLETING FORM	TITLE	SIGNATURE
03/25/11	CHE LY	CEO	X

SI-200 C (REV 10/2010) APPROVED BY SECRETARY OF STATE